

January 31, 2012

<u>Via E-mail</u>
Joseph Wm. Foran
Chairman, President and Chief Executive Officer
Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, Texas 75240

      Re: **Matador Resources Company**
              Amendment No. 5 to Registration Statement on Form S-1
              Filed January 27, 2012
              File No. 333-176263

Dear Mr. Foran:

We have reviewed your amended filing and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56</u>

<u>Liquidity and Capital Resources, page 69</u>

1.   You disclose an anticipated 2012 capital expenditures budget of $313 million. You further disclose your belief that the net proceeds from this offering, together with your cash flows and future potential borrowings under your credit agreement will be adequate

to fund your capital expenditures requirements and any acquisitions of interests and acreage for 2012. However, we note that when considering the availability under your credit agreement following the application of proceeds from this offering, together with the application of proceeds to pay a portion of 2012 capital expenditures and your historical net cash provided by operating activities, these sources appear to aggregate to substantially less than $313 million. In this regard, on pages 5 and 92 you disclose that while you have budgeted $313 million for 2012, the aggregate amount of capital that you will expend may fluctuate materially based on market conditions and your drilling results. Please revise your disclosure in this section to clarify any uncertainty as to your ability to fund your 2012 capital expenditures, and to explain your belief that your sources of funds as disclosed will be adequate to fund these requirements.

In responding to our comments, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Janice V. Sherry
        Haynes & Boone, LLP